UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number 001-36734

CIPHER PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

5650 Tomken Road, Unit 16

Mississauga, Ontario

L4W 4P1

(905) 602-5840

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐               Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

99.1	Press Release dated March 23, 2015 - Cipher Pharmaceuticals acquires Canadian rights to novel treatment for psoriasis and rheumatoid arthritis

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March  23, 2015

CIPHER PHARMACEUTICALS, INC.

By:	/s/ Norman Evans
Norman Evans
Chief Financial Officer